July 25, 2005


By Edgar "CORRESP"


Mr. Stephen Krikorian
United States Securities and Exchange Commission
Washington, D. C. 20549-0303

Re: Alliance Distributors Holding Inc. ("Company")
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
File No. 000-32319


Dear Mr. Krikorian:

We are in receipt of your letter of June 27, 2005 with regard to the Company's Form 10-KSB for the fiscal year ended December 31, 2004 and the Company's Form 10-QSB for the fiscal quarter ended March 31, 2005. Here is a brief overview of the transaction relating to the private placement offering and reverse merger to which you refer to in your letter.

OVERVIEW:

As more fully described in our Form 10-KSB, Essential Reality, Inc. ("Essential"), the predecessor of our Company, was formed in 1998 to develop and market a virtual video game controller. In November 2003, it discontinued sales of its virtual video game controller because of its inability to raise funds. At that time, Essential had no ongoing business, significant assets or employees and as of March 31, 2004 had negative working capital of approximately $5,888,000 with approximately $6,087,000 in outstanding obligations.

AllianceCorner ("AllianceCorner") was a privately held company engaged in the video game distribution business since August 2003.

In January 2004, Essential and AllianceCorner signed a term sheet with respect to a proposed merger. As a condition for closing, Essential was to satisfy its liabilities and raise equity capital in a private placement offering.

In December 2003, Essential signed an Investment Banking Agreement with Sunrise Securities Corp. ("Sunrise"), a registered broker dealer. Sunrise was to raise approximately $1,500,000 to $3,500,000 from the sale of Essential's securities in a private placement offering. Essential agreed to issue to Sunrise, upon the closing of each financing, shares of Common Stock and Warrants in amounts equal to eleven percent (11%) and ten percent (10%), respectively, of the aggregate number of fully diluted and/or converted shares of Common Stock and/or Common Stock equivalents that were purchased by investors.

Sunrise prepared a Confidential Private Placement Offering Memorandum ("PPO") dated June 17, 2004, offering 1,174,486 shares of Series A 6% Convertible Non Redeemable Preferred Stock ("Series A Preferred Shares"). Because Essential did


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not have enough authorized shares of Common Stock, it issued only Series A
Preferred Shares. Each Series A Preferred Share was automatically to convert into 700 shares of Common Stock upon the effectiveness of an amendment to Essential's Articles of Incorporation increasing the amount of authorized common shares. However, Series A Preferred Shares owned by a holder were not to be converted into Common Stock if and so long as a result of conversion the holder would beneficially own in excess of 4.999% or 9.999% of the issued and outstanding shares ("4.99% or 9.99% Restriction").

The PPO stated that the price per Series A Preferred Share was $3.56, and indicated that there was no market for the Series A Preferred Shares and no significant public market for Essential's Common Stock.

Sunrise sold 1,124,767 shares of Series A Preferred Shares and the Company received $3,799,500 in net proceeds from the sale of its Series A Preferred Shares between June 22, 2004 through June 25, 2004. Furthermore, Essential obtained debt conversion agreements from all its outstanding note holders such that substantially all outstanding debt was extinguished either through the conversion of such debt into 452,202 shares of Series A Preferred Shares or through cash payments.

Sunrise received (a) an $8,500 nonrefundable retainer fee; and (b) a commission consisting of 108,146 shares of Series A Preferred Shares and 5 year warrants due June 29, 2009 to purchase 68,820,224 shares of Common Stock for an exercise price of $0.005 (1,564,096 shares of Common Stock at an exercise price of $.22 on a post reverse split basis).

Concurrent with the closing of the PPO, pursuant to a Share Exchange Agreement (the "Exchange Agreement") dated June 17, 2004, Essential agreed to acquire all the outstanding capital stock of AllianceCorner from the three sole shareholders of AllianceCorner ("Shareholders"). The transaction contemplated by the Exchange Agreement closed on June 29, 2004. Because Essential did not have enough authorized shares of Common Stock, it issued only Series B Preferred Shares. Essential issued 1,551,314 shares of its Series B Convertible Non Redeemable Preferred Stock ("Series B Preferred Shares"), so that the Shareholders were the holders of 47.72% of the issued and outstanding shares of the capital stock of the Company on a fully diluted basis.

An amendment to the Articles of Incorporation of Essential Reality, Inc. to increase the number of authorized shares of Common Stock and Preferred Shares of Essential, and to further reverse split the number of authorized shares of Common Stock and the outstanding shares of Common Stock on the basis of one share for 44 shares, became effective on November 22, 2004.

Each share of the Series A Preferred Shares and Series B Preferred Shares converted, or are convertible into, 700 shares of Common Stock of the Company, or 15.91 shares of Common Stock of the Company on a post reverse split basis.

The merger was accounted for as a reverse acquisition as of June 30, 2004 and the pre-acquisition financial statements of AllianceCorner were treated as historical financial statements of the combined companies. No goodwill was recorded as the transaction was accounted for as a reverse acquisition into a public shell.

Effective November 22, 2004, Essential reincorporated in Delaware and changed its name to Alliance Distributors Holding Inc. ("Alliance" or the "Company"), by way of a merger of Essential into Alliance, which was then a wholly owned Delaware subsidiary of Essential.


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FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

NOTE 1- BASIS OF PRESENTATION, ORGANIZATION AND OTHER MATTERS

STOCKHOLDERS' EQUITY, PAGE F-8

1. WE NOTE YOU ISSUED SERIES A CONVERTIBLE NON-REDEEMABLE PREFERRED STOCK IN A PRIVATE PLACEMENT OFFERING AND TO THE PLACEMENT AGENT IN CONNECTION WITH THE PRIVATE PLACEMENT OFFERING. WE FURTHER NOTE THAT YOU ISSUED SERIES B CONVERTIBLE NON-REDEEMABLE PREFERRED STOCK TO THE FORMER SHAREHOLDERS OF ALLIANCECORNER DISTRIBUTORS, INC. TELL US HOW YOU CONSIDERED EITF 98-5 AND EITF 00-27 TO DETERMINE WHETHER THESE SECURITIES CONTAIN BENEFICIAL CONVERSION FEATURES. AS PART OF YOUR RESPONSE, CLARIFY THE COMMITMENT DATE OF EACH AGREEMENT, CONVERSION PRICE STATED IN EACH AGREEMENT AND FAIR VALUE OF COMMON STOCK INTO WHICH THE PREFERRED SECURITIES ARE CONVERTIBLE AT THE COMMITMENT DATE OF EACH ISSUANCE. REFER TO PARAGRAPH 5 OF EITF 98-5. FURTHER, TELL US HOW YOU CONSIDERED ISSUE 1 OF EITF 00-27 TO ACCOUNT FOR THE WARRANTS ISSUED TO THE PLACEMENT AGENT IN CONNECTION WITH THE SERIES A CONVERTIBLE NON-REDEEMABLE PREFERRED STOCK ISSUANCE.

RESPONSE:

The commitment dates of each agreement have been provided above. As set forth above, the price per Series A Preferred Share was $3.56 and, subject to the 4.99% or 9.99% Restriction, automatically converted into 700 shares of Common Stock for a $0.005 equivalent price per share of Common Stock (15.91 shares of Common Stock on a post reverse split basis for a $0.22 equivalent price per share of Common Stock). The warrants issued to Sunrise have an exercise price of $0.005 ($0.22 on a post reverse split basis).

The Shareholders receiving Series B Preferred Shares in the merger received the number of shares necessary to result in such Shareholders' holding 47.72% of the issued and outstanding shares of Common Stock of Essential on a fully diluted basis.

The Company considered paragraph 5 of EITF 98-5. The Pink Sheets Electronic Quotation Service shows that there was no trading activity in Essential's Common Stock from June 17, 2004 up to the close of the merger on June 29, 2004. Furthermore, there has been little to no trading activity from the period beginning as early as the third quarter 2003 up to June 17, 2004. As discussed


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above, Essential had no ongoing business, significant assets or employees and as of March 31, 2004 had negative working capital of approximately $5,888,000 with approximately $6,087,000 in outstanding obligations. The Company determined that given Essential's lack of trading activity and negative net worth, Essential's bid and ask price from the Pink Sheets Electronic Quotation Service ranging from $0.22 to $0.35 during the period June 17, 2004 through June 29, 2004 was not the best evidence of fair value.

The Company concluded that the best evidence of fair value of the Common Stock was the amount at which the Common Stock could be bought or sold in a current transaction between willing parties. The PPO established that the $0.005 equivalent price per share of Common Stock was the fair value of the Common Stock. Thus, the conversion of each Series A Preferred Share and each Series B Preferred Share into 700 shares of Common Stock (15.91 shares of Common Stock on a post reverse split basis) for a $0.005 equivalent price per share of Common Stock ($0.22 on a post reverse split basis) represents the fair value of the Common Stock and there is therefore no intrinsic value or embedded beneficial conversion features present in these convertible shares.

The Company considered Issue 1 of EITF 00-27 to account for the warrants issued to Sunrise as payment for services rendered by them in the raising of equity in the PPO. The exercise price of $0.005 was based upon the $0.005 value of the Common Stock established by the PPO. Thus, the Company believes there is no intrinsic value in connection with the issuance of these warrants.

2. IF YOU DETERMINE THAT YOUR SERIES A AND B CONVERTIBLE NON-REDEEMABLE PREFERRED STOCK SECURITIES CONTAIN BENEFICIAL CONVERSION FEATURES, TELL US HOW YOU CONSIDERED,

      o EITF 00-27, ISSUE 10 TO DETERMINE THE COMMITMENT DATE FOR THE SERIES A CONVERTIBLE PREFERRED STOCK ISSUED AS PAID-IN-KIND DIVIDENDS.

      o EITF 98-5, PARAGRAPH 8 AND SAB TOPIC 6.B TO DETERMINE THE APPROPRIATE PERIOD TO RECOGNIZE THE RESULTING DIVIDEND AND CLASSIFICATION ON YOUR STATEMENT OF OPERATIONS, RESPECTIVELY.

RESPONSE:

As a result of our conclusion that the Series A Preferred Shares and Series B Preferred Shares do not contain beneficial conversion features, EITF 00-27, Issue 10 and EITF 98-5, paragraph 8 and SAB Topic 6.B were not considered.

                                       ***

The Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                Sincerely,


                                                /s/
                                                -----------------------------
                                                Barbara A. Ras
                                                Chief Financial Officer


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